

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2017

Gustavo Estrella
Chief Financial Officer
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14th floor - Suite 142
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil

Re: CPFL Energia S.A.
Form 20-F for the fiscal year ended December 31, 2015
Form 6-K filed August 12, 2016
Response Dated February 20, 2017
File No. 001-32297

Dear Mr. Estrella:

We have reviewed your February 20, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to our prior comment are to the comment in our February 6, 2017 letter.

<u>Form 6-K filed August 12, 2016</u>

1. We have reviewed your response to our comment. We do not object to the presentation of the debt covenant Net Debt/EBITDA pro forma, as shown in your response to the fourth bullet point, for purposes of tracking compliance with the covenants in your credit facilities. However, any other non-GAAP financial measures that apply proportional consolidation for your consolidated subsidiaries that are not 100% owned and for investees accounted for under the equity method of accounting appear to use individually tailored recognition and measurement methods that would violate Rule 100(b) of Regulation G as described in Question 100.04 of the updated Compliance and Disclosure Interpretations on non-GAAP

financial measures issued on May 17, 2016. Please remove any such presentations from future filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products